UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Georgia Gulf Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

373200203

(CUSIP Number)

Philip E. Brown

SCSF Equities, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with a copy to-

Gerald T. Nowak

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, IL  60601

(312) 861-2000

February 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 373200203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC 20-2978626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,299,132 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,299,132 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,299,132 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 373200203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd. 20-4202392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,299,132 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,299,132 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,299,132 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 373200203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP 20-0768577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,299,132 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,299,132 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,299,132 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 373200203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP 20-0768517

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,299,132 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,299,132 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,299,132 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 373200203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC 20-0768441

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,299,132 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,299,132 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,299,132 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 373200203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,299,132 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,299,132 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,299,132 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 373200203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,299,132 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,299,132 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,299,132 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.                               Security and Issuer

The class of equity security to which this statement relates is the common stock, $0.01 par value (the “Common Stock”), of Georgia Gulf Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at:

115 Perimeter Center Place, Suite 460

Atlanta, GA  30346

Item 2.                               Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”).  Leder and Krouse may each be deemed to control SCSF Equities, Sun Securities Fund and Sun Advisors, as Leder and Krouse each own 50% of the membership interests in Sun Capital Securities, which in turn is the general partner of Sun Advisors, which in turn is the general partner of Sun Securities Fund, which in turn is the managing member of SCSF Equities.  Leder and Krouse may each be deemed to control Sun Offshore Fund by virtue of being the only two directors of Sun Offshore Fund.  Sun Offshore Fund, in turn, owns a majority of the membership interests of SCSF Equities.  SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors, Sun Capital Securities, Leder and Krouse are collectively referred to as the “Reporting Persons.”

The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 600, Boca Raton, Florida 33486.

SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors and Sun Capital Securities are each principally engaged in making investments.  Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.

Item 3.                               Source and Amount of Funds or Other Consideration

The Reporting Persons are all affiliated with Sun Securities Fund and Sun Offshore Fund, which are private equity funds formed for the purpose of making investments in public and private securities.  The source of funds is capital committed by the limited partners of these funds, who are not themselves necessarily affiliates of the funds.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.                               Purpose of Transaction

On February 15, 2008, the Issuer’s Board of Directors (the “Board”), upon the recommendation of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”), unanimously determined that immediately following the 2008 Annual Meeting of Stockholders (the “2008 Annual Meeting”), at a duly convened meeting of directors, the Issuer will take the necessary action upon the recommendation of the Nominating Committee, to appoint Mr. Bud Terry, a Managing Director of an affiliate of SCSF Equities, LLC, to the Board.  Mr. Terry will also be appointed to serve on the Nominating Committee.

The Issuer and certain of the Reporting Persons have entered into an Agreement, dated as of February 15, 2008 (the “Agreement”).  In accordance therewith, the Issuer upon the unanimous recommendation of the Nominating Committee and the Board agreed, among other things, to appoint Mr. Terry (the “Reporting Persons’ Designee”) as a director of the Issuer and to serve on the Nominating Committee of the Board.

The Reporting Persons agreed to cause all shares of Common Stock beneficially owned by them to be present in person or represented by proxy at the 2008 Annual Meeting and to be voted by them at the 2008 Annual Meeting for the election of each of the Issuer’s existing directors, provided they are nominated by the Nominating Committee and the Board, against any stockholder nominations for the election of directors that are not recommended and approved by the Board, in favor of retaining the Issuer’s independent auditors as proposed by the Board, and either in a manner consistent with the recommendations of the Board or as an abstention for any other matters to come before the 2008 Annual Meeting.

The Agreement is filed herewith as Exhibit C and the complete text thereof is incorporated in this Item 4 in its entirety.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.                               Interest in Securities of the Issuer

(a) — (b)  On January 14, 2008, the Reporting Persons purchased shares of Common Stock increasing the total number of shares owned by the Reporting Persons to 4,299,132 shares of Common Stock, or approximately 12.5% of the Issuer’s outstanding Common Stock.  Since January 14, 2008, the Reporting Persons have not purchased additional shares of Common Stock. As of the date hereof, the Reporting Persons beneficially own and have shared power to vote and shared power of disposition over 4,299,132 shares of Common Stock of the Issuer, or approximately 12.5% of the Issuer’s outstanding Common Stock.

(c)                                  The dates of the transactions, the amounts of such securities involved in such transactions, and the average price per share of Common Stock for such transactions on such dates for all purchases and sales of Common Stock made by the Reporting Persons in the past 60 days are set forth in SCHEDULE B attached hereto.  Unless otherwise indicated on SCHEDULE B, all transactions were effected by SCSF Equities and were open market purchases on the New York Stock Exchange.

(d)                                 Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)                                  Inapplicable.

Item 6.                               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                               Materials to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated February 19, 2008, by and among each of the Reporting Persons.

Exhibit B	Limited Power of Attorney, dated July 12, 2007, by each of the Reporting Persons in favor of Philip E. Brown.

Exhibit C	Agreement, dated February 15, 2008, by and among certain of the Reporting Persons and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 19, 2008	SCSF Equities, LLC

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By:	*
Name:	Marc J. Leder
Its:	Director

Sun Capital Securities Fund, LP

By:	Sun Capital Securities Advisors, LP
Its:	General Partner

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities Advisors, LP

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities, LLC

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

*
Name:	Marc J. Leder

*
Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 4 to Schedule 13D pursuant to the Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated: February 19, 2008	*By:	/s/ Philip E. Brown	Attorney in Fact
Philip E. Brown

SCHEDULE A

SCSF EQUITIES, LLC

Set forth below is the name and business address of each manager of SCSF Equities.  Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486
Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486

SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

Set forth below is the name and business address of each manager of Sun Offshore Fund.  Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Director	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486
Rodger R. Krouse	Director	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486

SUN CAPITAL SECURITIES, LLC

Set forth below is the name and business address of each manager of Sun Capital Securities.  Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486
Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486

Annex I

Background Information Regarding Affiliates of the Reporting Persons Having
No Direct or Indirect Beneficial Ownership of Common Stock of the Issuer

Sun Capital Partners, Inc. (“Sun Capital”), an affiliate of the Reporting Persons (with no direct or indirect beneficial ownership or other voting or dispositive power or pecuniary interest in any investments made by the Reporting Persons in the Common Stock), is a leading private investment firm focused on equity, debt and other investments in multi-sector, market-leading companies that can benefit from its in-house operating professionals, experience and network.  Sun Capital’s affiliates typically invest in companies which have a leading market position and name/brand recognition in their industry, long-term competitive advantages, and significant barriers to entry.  Since Sun Capital’s inception in 1995, its affiliates have invested in and managed more than 145 companies worldwide in a broad and diverse range of industries, including paper and packaging, food and beverages, metals and mining, automotive after-market parts, consumer products, financial services, healthcare, media and communications, building products, telecommunications, technology, retailing and catalogs, filmed entertainment, restaurants, manufacturing and industrial. Sun Capital has offices in Boca Raton, Los Angeles and New York, as well as affiliates with offices in London, Tokyo, and Shenzhen.

SCHEDULE B

Transactions in the Common Stock of Issuer by Reporting Persons in the past 60 days

Date of Transaction	Shares Purchased	Average Purchase Price Per Share
12/31/07	50,000	$6.60
1/2/08	1,300	$6.39
1/3/08	60,000	$5.67
1/10/08	145,276	$4.08
1/11/08	45,875	$4.74
1/14/08	5,940	$4.75

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and all amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated: February 19, 2008	SCSF Equities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
	Name:	Marc J. Leder

*
Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Joint Filing Agreement pursuant to the Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated: February 19, 2008	*By:	/s/ Philip E. Brown	Attorney in Fact
Philip E. Brown

EXHIBIT B

July 12, 2007

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that the undersigned hereby constitutes and appoints Philip E. Brown, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director and/or owner of greater than 10% of the outstanding Common Stock of SCSF Equities, LLC, a Delaware limited liability (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder as well as a Schedule 13D or Schedule 13G and any amendments thereto; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and Schedule 13D or Schedule 13G and any amendments thereto and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority, including the New York Stock Exchange; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  Each of the undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until each of the undersigned is no longer required to file Forms 3, 4 and 5 or Schedule 13D or Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company unless earlier revoked by each of the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

********

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of the date first written above.

SCSF EQUITIES, LLC

By:	/s/ Marc J. Leder
Name:	Marc J. Leder
Its:	Co-CEO

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of the date first written above.

SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

By:	/s/ Marc J. Leder
Name:	Marc J. Leder
Its:	Director

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of the date first written above.

SUN CAPITAL SECURITIES FUND

By:	SUN CAPITAL SECURITIES
ADVISORS, LP
Its:	General Partner

By:	SUN CAPITAL SECURITIES, LLC
Its:	General Partner

By:	/s/ Marc J. Leder
Name:	Marc J. Leder
Its:	Co-CEO

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of the date first written above.

SUN CAPITAL SECURITIES
ADVISORS, LP

By:	SUN CAPITAL SECURITIES, LLC
Its:	General Partner

By:	/s/ Marc J. Leder
Name:	Marc J. Leder
Its:	Co-CEO

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of the date first written above.

SUN CAPITAL SECURITIES, LLC

By:	/s/ Marc J. Leder
Name:	Marc J. Leder
Its:	Co-CEO

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of the date first written above.

/s/ Marc J. Leder
Name:	Marc J. Leder

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of the date first written above.

/s/ Roger R. Krouse
Name:	Roger R. Krouse

EXHIBIT C

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of this 15th day of February, 2008, by and among Georgia Gulf Corporation, a Delaware corporation (the “Company”), and Sun Capital Securities Fund, LP, a Delaware limited partnership (“SCSF”).

RECITALS

WHEREAS, each of SCSF Equities, LLC, a Delaware limited liability company, Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, Marc J. Leder and Rodger R. Krouse (collectively, the “Sun Parties”) is the Beneficial Owner of the shares of common stock, par value $0.01 per share (“Common Stock”), of the Company set forth in the Statement on Schedule 13D, initially filed jointly by the Sun Parties with the Securities and Exchange Commission (the “SEC”) on April 30, 2007 (as amended through the date hereof, the “Schedule 13D”), which shares represent approximately 12.5% of the outstanding shares of Common Stock (the term “Beneficial Owner” as used in this Agreement having the meaning ascribed to such term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”));

WHEREAS, the Board of Directors of the Company (the “Board”) is committed to maintaining high standards of corporate governance and identifying and attracting highly qualified individuals with appropriate experience, skill sets, business acumen and diversity to become members of the Board and, in furtherance thereof, the Board (upon the unanimous recommendation of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”)) has unanimously determined that it is in the best interests of the Company and the holders of Common Stock to appoint a designee of the Sun Parties to the Board effective immediately following the Company’s 2008 Annual Meeting of Stockholders; and

WHEREAS, SCSF and the Company are entering into this Agreement to set forth the terms upon which (i) the Sun Parties shall have the right to designate and have appointed to the Board one member of the Board, (ii) the Sun Parties have designated Bud Terry as their designee for these purposes, (iii) the Board will appoint such designee as a Class II director to serve until the 2010 Annual Meeting of Stockholders (and, for clarity, not cause him to stand for election at the 2008 Annual Meeting), and (iii) the Sun Parties will agree to vote, in their capacities as holders of Company Common Stock, for the election of each of the Board’s nominees at the 2008 Annual Meeting of Stockholders of the Company and to refrain from nominating any competing candidates.

NOW, THEREFORE, in consideration of the premises and mutual promises herein made, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and SCSF hereby agree as follows:

1.             Board Representation.

(a)           In accordance with the Company’s Certificate of Incorporation (the “Charter”), Amended and Restated Bylaws (the “Bylaws”), Corporate Governance Guidelines (the “Corporate Governance Guidelines”) and Nominating Committee Charter (the “Nominating Committee Charter”), the Company agrees that, immediately following the 2008 Annual Meeting, the Board, at a duly convened meeting of directors, will take the necessary action upon the recommendation of the Nominating Committee providing that: (i) the size of the Board shall be increased by one Class II seat and the size of the Board shall be adjusted appropriately; (ii) Bud Terry or another person designated by the Sun Parties and reasonably acceptable to the Board (the “Sun Designee”) shall be appointed as a director of the Company effective immediately to fill the newly-created directorship (and vacancy) resulting from such increase in the size of the Board (and, for clarity, not be required to stand for election at the 2008 Annual Meeting); and (iii) the Sun Designee shall be appointed to serve as a member of the Nominating Committee.  In the event that a vacancy is created on the Board at any time prior to the 2010 Annual Meeting by the death, disability, retirement or resignation of Bud Terry, the Sun Parties, the Company, the Nominating Committee and the Board shall take all such actions as necessary or appropriate to result in the prompt election or appointment to the Board of a new individual designated by the Sun Parties and shall take all of the actions referred to in the immediately preceding sentence with respect to such new individual designated by the Sun Parties, as applicable.  As promptly as reasonably practicable after the date hereof, the Sun Parties shall provide the Company with all such information as the Company shall reasonably request, including, without limitation, all information about the Sun Designee as would be required (including under Schedule 14A, Regulation 14A and Regulation S-K promulgated under the Securities Act of 1933, as amended, and the Exchange Act (collectively, the “Proxy Rules”)) to be included in a proxy statement with respect to the nomination and election of directors.

(b)           The Company agrees that, pending Mr. Terry’s appointment to the Board, the Company shall (i) invite Mr. Terry to participate in all meetings of the Board of Directors of the Company in a nonvoting observer capacity, (ii) give Mr. Terry the same notice of any such meeting that it provides to its directors at the same time the Company provides such notice to its directors, (iii) permit Mr. Terry, at his election, to attend such meetings telephonically, (iv) give Mr. Terry copies of all notices, minutes, consents, reports and other material that the Company provides to its directors when such material is provided to the directors, (v) permit Mr. Terry, during normal business hours and after receipt of prior written notice, to have reasonable access to the properties, books, records and contracts of the Company so long as such access is not disruptive to the Company’s operations, and (vi) provide Mr. Terry the opportunity to consult with senior management of the Company from time to time as reasonably requested by him regarding the Company, and its operations, properties, financial condition and affairs.

(c)           Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to nominate the Sun Designee or otherwise perform its obligations under this Section 1 with respect to the Sun Designee unless at all times after the date hereof and prior to the 2008 Annual Meeting the Sun Parties satisfy the Minimum Condition.  “Minimum Condition” shall mean the beneficial ownership by the Sun Parties of at least an aggregate of 8% of the shares of Common Stock, adjusted proportionally in all cases to reflect any stock dividend or distribution, stock split, reverse stock split, combination, recapitalization or similar transaction affecting the outstanding shares of Common Stock after the date hereof; provided, however, that the Minimum Condition shall not be breached by any reduction in the percentage of beneficial ownership caused by any increase in the Company’s shares outstanding.

(d)           If, at any time within the two year period after the Sun Designee is appointed to the Board, the Sun Parties shall fail to satisfy the Minimum Condition, the Sun Parties shall notify the Company promptly (and in any event within three business days) and shall cause the Sun Designee on the Board to resign immediately by executing and delivering an irrevocable resignation as a member of the Board.

2.             Voting for Board Nominees and Sun Designee at Annual Meeting.  At the 2008 Annual Meeting, the Sun Parties shall cause all of the shares of Common Stock beneficially owned by them to be present in person or represented by proxy at the 2008 Annual Meeting for quorum purposes and to be voted at the 2008 Annual Meeting (i) for the election (or re-election) of each of the Company’s existing directors, provided they are nominated by the Nominating Committee and the Board; (ii) against any stockholder nominations for election as director that are not approved by the Board; (iii) in favor of retaining the Company’s independent auditors as proposed by the board; and (iv) either in a manner consistent with the recommendations of the Board or as an abstention for any other matters to come before the 2008 Annual Meeting.

3.             Compensation.  The Sun Designee shall be compensated for his service as a director and shall be reimbursed for his expenses on the same basis as all other non-employee directors of the Company are compensated and shall be eligible to be granted stock options (or other stock-based compensation) on the same basis as all other non-employee directors of the Company; provided that the Company may prohibit the exercise of any stock options granted to the Sun Designee (and may prohibit the receipt of other stock-based compensation by the Sun Designee) if such exercise (or receipt) would result in any person or persons becoming an “Acquiring Person,” as defined in the Amended and Restated Rights Agreement, dated as of December 5, 2000, between Georgia Gulf and EquiServe Trust Company, N.A., as amended (the “Rights Agreement”).  In the event the Company prohibits the exercise of any stock options granted to the Sun Designee as contemplated in the proviso to the immediately preceding sentence, in lieu of any such stock option, the Company shall grant to the Sun Designee a stock appreciation right (“SAR”) that is settled only in cash, with the base price of the SAR to be equivalent to the exercise price that would otherwise have been applicable if a stock option were granted, and that otherwise has terms as similar as reasonably practicable to terms that would have applied if an option were granted and, if the Company provides other stock-based compensation to its non-employee directors the receipt of which by the Sun Designee is prohibited by the Company in accordance with the proviso to the immediately preceding sentence, the Company shall provide to the Sun

Designee, in lieu thereof, phantom stock or other stock units that are settled only in cash and that otherwise have terms as similar as reasonably practicable to terms applicable to such stock-based compensation.

4.             Stockholder Capacity.  The Company acknowledges and agrees that SCSF is executing this Agreement for itself and on behalf of the Sun Parties solely in their capacities as the Beneficial Owners of the shares of Common Stock set forth in the Statement on Schedule 13D, and nothing in this Agreement shall limit or restrict any partner, member, director, officer, employee or affiliate (as such term is defined in Rule 12b-2 under the Exchange Act) of any of the Sun Parties who is or becomes during the term hereof a member of the Board from acting, omitting to act or refraining from taking any action, solely in such person’s capacity as a member of the Board consistent with his or her fiduciary duties in such capacity as required by applicable law.  In furtherance of this acknowledgement, and in connection with approving this Agreement, the Company’s Board of Directors has passed a resolution substantially in the form attached hereto as Annex A relating to the waiver of the corporate opportunity doctrine with respect to the Sun Designee’s service on the Board.

5.             Confidential Information.

(a)           As soon as reasonably practicable following the execution and delivery of this Agreement, the Sun Designee and the Company will enter into an appropriate confidentiality agreement for the purpose of allowing the Company to integrate the Sun Designee into the business and affairs of the Company in anticipation of his appointment to the Board after the 2008 Annual Meeting.

(b)           The Sun Parties acknowledge their obligations under applicable law in connection with the Sun Designee’s membership on the Board as contemplated by this Agreement, including, without limitation, their respective obligations under the Exchange Act and Regulation FD thereunder, and the Sun Parties agree to maintain any material non-public information relating to the Company that they may possess in confidence, until such time as such information is no longer material and non-public, except as may be required by law.

6.             Standstill.

(a)           The Sun Parties hereby acknowledge and agree that through the Expiration Date (as defined below), neither the Sun Parties, nor their respective Representatives, will on the Sun Parties’ behalf (and neither the Sun Parties nor their respective Representatives on the Sun Parties’ behalf will assist, provide or arrange financing to or for others or encourage others to), directly or indirectly, acting alone or in concert with others (including by forming, joining or entering a group (within the meaning of Section 13(d)(4) of the Exchange Act)), unless specifically requested in writing in advance by the Company’s Board of Directors:

(i)            with respect to the Company or its Common Stock, make, engage or in any way participate in, directly or indirectly, any “solicitation” (as such term is used in the proxy rules of the SEC) of proxies or consents (whether or not relating to the election or removal of directors); seek to advise, encourage or influence any person with respect to the voting of any Common Stock (other than Affiliates);

(ii)           except as specifically and expressly set forth in this Agreement, seek, alone or in concert with others, election or appointment to, or representation on, or nominate or propose the nomination of any candidate to, the Board;

(iii)          initiate, propose or otherwise “solicit” (as such term is used in the proxy rules of the SEC) shareholders of the Company for the approval of shareholder proposals whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Exchange Act, or otherwise, or cause or encourage or attempt to cause or encourage any other person to initiate any such shareholder proposal, regardless of its purpose, otherwise communicate with the Company’s shareholders or others pursuant to Rule 14a-1(l)(2)(iv)(A) under the Exchange Act;

(iv)          seek or propose to influence or control the management or policies of the Company (provided that the actions of the Sun Designee as a member of the Board shall not be deemed to violate the foregoing);

(v)           form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other than solely with other Sun Parties or one or more Affiliates of a Sun Party pursuant to this Agreement;

(vi)          acquire or agree, offer, seek or propose to acquire ownership (including, but not limited to, Beneficial Ownership) of any assets or businesses of the Company or any equity securities issued by the Company, or any rights or options to acquire such ownership (including from a third party); provided, however, that the Sun Parties and their Affiliates may acquire or agree, offer, seek or propose to acquire Beneficial Ownership of additional shares of Common Stock and rights or options to acquire Common Stock, but only to the extent that ownership of such Common Stock and rights or options to acquire Common Stock would not result in the Beneficial Ownership by the Sun Parties and their Affiliates of an aggregate 15.0% or more of the outstanding shares of Common Stock;

(vii)         propose or enter into, directly or indirectly, any merger, share exchange, consolidation, recapitalization, business combination or other similar transaction involving the Company or any of its Affiliates;

(viii)        enter into any discussions, negotiations, arrangements, agreements or understandings with any third party with respect to any of the foregoing, or otherwise advise, assist or encourage any other third party in connection with any of the foregoing; and

(ix)           seek or request permission to do any of the foregoing, request to amend or waive any provision of this paragraph, or make or seek permission to make any public announcement with respect to any of the foregoing.

(b)           As used in this Agreement:

“Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the person specified.

“Expiration Date” means the earliest to occur of (a) the day immediately following the first anniversary of the date of the election of Mr. Terry to the Board, (b) the date that (i) a third party independently makes a public announcement of its intention to or commences a tender or exchange offer or other such offer or process with respect to a majority of the voting securities of the Company without the prior approval of the board of directors of the Company or (ii) the Company publicly announces that it has entered into a definitive agreement with respect to a merger, acquisition or sale of all or substantially all of its assets with a third party or is pursuing such an agreement, (c) May 31, 2009 or (d) such earlier time as may be determined by a majority of the Board of Directors.

“Representatives” means, with respect to any person, such person’s directors, officers, managers, employees, investment bankers, financial advisors, accountants, attorneys, agents and other representatives.

7.             Representations and Warranties of the Company.  The Company hereby represents and warrants to the Sun Parties as follows:

(a)           The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)           This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c)           The execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it or (ii) result in any breach or violation of any of its organizational documents.

8.             Representations and Warranties of SCSF.  SCSF hereby represents and warrants to the Company, on behalf of itself and the Sun Parties, as follows:

(a)           SCSF has the entity power and authority, as applicable, to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)           This Agreement has been duly and validly authorized, executed, and delivered by SCSF on behalf of itself and each of the Sun Parties, constitutes a valid and binding obligation and agreement of each of the Sun Parties, and is enforceable against each of the Sun Parties in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c)           The execution, delivery and performance of this Agreement by SCSF does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to any Sun Party or (ii) result in any breach or violation of any of any of the Sun Parties’ organizational documents.

9.             Miscellaneous.

(a)           This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.  Any waiver shall be effective only in the specific instance and for the specific purpose for which the waiver is given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

(b)           All notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or facsimile, upon confirmation of receipt by the recipient, or (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service.  All notices hereunder shall be delivered addressed to the parties (and shall be deemed delivered only if delivered by one of the means described in the immediately preceding sentence) at the following addresses (or at such other address for a party as shall be specified by notice hereunder):

if to any of the Sun Parties, to:

SCSF Equities, LLC
c/o Sun Capital Partners, Inc.
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
Attention:	Phil Brown
C. Deryl Couch
Facsimile:	(561) 394-0540

with a copy (which shall not constitute notice pursuant to this Section 9(b)) to:

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

Attention: Douglas Gessner, P.C.

Gerald T. Nowak

Facsimile: (312) 861-2200

if to the Company, to:

Georgia Gulf Corporation

115 Perimeter Center Place

Suite 460

Atlanta, Georgia  30346
Attention:  Joel I. Beerman

Facsimile: (770) 390-9673

with a copy (which shall not constitute notice pursuant to this Section 9(b)) to:

Jones Day

1420 Peachtree Street, N.E.

Suite 800

Atlanta, GA 30309-3053

Attention: John E. Zamer

Lizanne Thomas

Facsimile: (404) 581-8330

(c)           The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.   The words “date hereof’ shall refer to the date of this Agreement. The term “or” is not exclusive.

(d)           This Agreement may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement.  This Agreement shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.  Each party need not sign the same counterpart.

(e)           This Agreement (i) constitutes the entire agreement and supersedes all prior agreements, understandings and negotiations, both written and oral, among the parties hereto with respect to the subject matter of this Agreement and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies.

(f)            This Agreement shall be governed by, and construed in accordance with, the internal procedural and substantive laws of the State of Delaware, applicable to instruments and agreements made and performed entirely in such state and without regard to the conflicts of law principles of such state.

(g)           The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in any state court in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.  In addition, each of the parties hereto hereby agrees that any claim, suit, action or other proceeding, directly or indirectly, arising out of, under or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware or the United States Federal District Court for the State of Delaware (and each agrees that no such claim, action, suit or other proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such courts), and the parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of such courts in any such claim, suit, action or other proceeding and irrevocably and unconditionally waive (and agree not to plead or claim) the defense of an inconvenient forum to the maintenance of any such claim, suit, action or other proceeding. The parties hereto hereby agree that a final judgment in any such claim, suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(h)           Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any Sun Party, on the one hand, without the prior written consent of the Company nor by the Company, on the other hand, without the prior written consent of SCSF, and any assignment without such consent shall be null and void, except that the Sun Parties may assign their rights hereunder to any affiliate (as such term is defined in Rule 12b-2 under the Exchange Act) to whom any such entity transfers shares of Common Stock, provided that in such case, such affiliate agrees to be bound by the terms and conditions of this Agreement.  Any purported assignment in violation of this Section 9(h) shall be void.  Subject to the preceding sentences of this Section 9(h), this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective heirs, personal representatives, successors and assigns.

(i)            Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding directly or indirectly arising out of, under or in connection with this Agreement.

(j)            If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first above written.

THE COMPANY:

GEORGIA GULF CORPORATION

	By:	/s/ Joel I. Beerman
Name: Joel I. Beerman
Title: Vice President and General Counsel

SCSF:

SCSF EQUITIES, LLC

	By:	/s/ Philip E. Brown
Name: Philip E. Brown
:	Its: Vice President

ANNEX A — RESOLUTIONS RE: CORPORATE OPPORTUNITIES

WHEREAS, Bud Terry, a Director of the Corporation, is affiliated with Sun Capital Partners, Inc. (“Sun Capital”); and

WHEREAS, Mr. Terry will be appointed to serve as a director pursuant to that certain Agreement, dated as of February 15, 2008, by and among the Corporation and certain affiliates of Sun Capital (the “Agreement”); and

WHEREAS, Mr. Terry is the Sun Parties’ (as defined in the Agreement) designee for purposes of the Agreement; and

WHEREAS, the Board acknowledges that affiliates of Sun Capital may now or in the future engage in (i) the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, engages, and/or (ii) other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and/or (iii) other transactions, potential transactions, business opportunities, activities or lines of business in which the Corporation may have an expectancy, interest or desire to engage (together, “Opportunities”); and

WHEREAS, the Board desires to renounce any expectancy or interest in the Opportunities pursuant to Section 122(17) of the Delaware General Corporation Law;

RESOLVED, that (i) no transaction, potential transaction, business opportunity, activity or line of business that is presented to Sun Capital or any of its affiliates and for which the recipient or contact at Sun Capital or any such affiliate is a person other than Mr. Terry (or his successor designee) shall constitute or be deemed to constitute an Opportunity for the Corporation, (ii) the Board hereby renounces, in the name and on behalf of the Corporation and to the fullest extent legally permissible, any and all expectancy and interest in any such transaction, potential transaction, business opportunity, activity or line of business, (iii) neither Sun Capital nor any of its affiliates shall have any duty to communicate or offer any such transaction, potential transaction, business opportunity, activity or line of business to the Corporation as a result of Mr. Terry’s (or his successor’s) service as a Director of the Corporation, and (iv) neither Sun Capital nor any of its affiliates shall have any duty to refrain therefrom (directly, indirectly or through any assignee or transferee) as a result of Mr. Terry’s (or his successor’s) service as a Director of the Corporation; and

FURTHER RESOLVED, that if any transaction, potential transaction, business opportunity, activity or line of business is presented directly to Mr. Terry (or his successor designee) as recipient or contact, in each case other than as a direct result of Mr. Terry’s (or his successor’s) service as a Director of the Corporation or in his capacity as such a Director, then (i) no such transaction, potential transaction, business opportunity, activity or line of business shall constitute or be deemed to constitute an Opportunity for the Corporation, and the Board hereby renounces, in the name and on behalf of the Corporation and to the fullest extent legally permissible, any and all expectancy and interest in any such transaction, potential transaction, business opportunity, activity or line of business, (ii) neither Mr. Terry (or his successor designee) nor any of his affiliates (including Sun Capital or any of its affiliates) shall have any duty to communicate or offer any such transaction, potential transaction, business opportunity, activity or line of business to the Corporation, and (iii) neither Mr. Terry (or his successor designee) nor any of his affiliates (including Sun Capital or any of its affiliates shall have any duty to refrain therefrom (directly, indirectly or through any assignee or transferee) as a result of Mr. Terry’s (or his successor’s) service as a Director of the Corporation;

FURTHER RESOLVED, that, in addition to, and notwithstanding, the foregoing resolutions, a transaction, potential transaction, business opportunity, activity or line of business (i) that the Corporation is not financially able, contractually permitted, or legally able to undertake, or (ii) that is, from its nature, not in the line of the Corporation’s business, is of no practical advantage to the Corporation, or is one in which the Corporation has no interest or reasonable expectancy, shall not in any such case (i) or (ii), be deemed to constitute a corporate opportunity belonging to the Corporation, and the Corporation hereby renounces any and all interest therein to the fullest extent permitted by law; and

FURTHER RESOLVED, that the Board shall not modify, amend or revoke (in whole or in part) either of the foregoing resolutions unless it gives Mr. Terry (or his successor designee) written notice received by him within one (1) business day following such action that any such modification, amendment or revocation has taken place, setting forth in full the specific action taken in respect thereof.